

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

Via E-mail
Geoffrey Alison
President and Chief Executive Officer
Cyberspace Vita, Inc.
56 Laenani Street
Haiku, HI 96708

> **Re:** **Cyberspace Vita, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 333-141929**

Dear Mr. Alison:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Reports of Independent Registered Accounting Firms

1. The first paragraph of the report of De Joya Griffith & Company, LLC refers to your financial statements as of and for the years ended December 31, 2010 and 2009 and from inception through December 31, 2010. The third paragraph of the report refers to your financial statements as of and for the years ended December 31, 2009 and 2008 and from inception to December 31, 2010. The financial statements as of and for the years ended December 31, 2009 and 2008 are not presented in the document. Please file a revised report which refers to the financial statements presented in filing. Refer to Rule 8-02 of Regulation S-X.

2. The report of Paritz & Co., P.A. refers to an inception date of April 15, 2003. Your financial statements and related notes state that your inception date is November 7, 2006. Please revise or advise.

Item 9A. Controls and Procedures

3. The first paragraph, which states that your disclosure controls and procedures were not effective as of December 31, 2011, is inconsistent with your disclosure in the third paragraph, which states that your disclosure controls and procedures were effective at the reasonable assurance level. Please revise or advise.

4. Please provide management's report on internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

Signatures

5. Please revise the second signature block to indicate each capacity in which Mr. Alison signs the report. In this regard, please note general instruction D(2)(a) of Form 10-K requires that the report must be signed on behalf of the registrant by its principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Robert L. B. Diener, Esq.
        Law Offices of Robert Diener